

June 27, 2007

Via Facsimile (201) 556-0097 and U.S. Mail

Andrew Dakos
Full Value Partners L.P.
Park 80 West
Plaza Two, Suite 750
Saddle Brook, NJ 07663

>   **Re: Wilshire Enterprises, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed June 22, 2007 by Full Value Partners L.P.**
>   **File No. 001-04673**

Dear Mr. Dakos:

   We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Definitive Proxy Statement

1.   We note you have filed this definitive proxy statement but have not responded to our June 8th comment letter. Please file your response letter promptly.

Cover letter

2.   Please provide supplemental support for your disclosure that "[s]ome shareholders have told us that Ms. Izak will never agree to sell the Company unless both the shareholders and the board demand it."

Participants

3.   We reissue comment 10. You must provide the information required for each transaction, not in the aggregate.

Closing Comments

   Please amend the proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions